UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated November 28, 2018

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. informs that, pursuant to Article 404 of the Colombian Code of Commerce, its Board of Directors authorized companies controlled by Mr. Luis Carlos Sarmiento Angulo (Chairman of the Board of Directors), to acquire up to one hundred million common and/or preferred shares of the company in one or multiple operations, during a term of up to one (1) year.

The authorization was granted with the unanimous vote of the Directors, without the vote of the requester. In order to issue its authorization, the Board of Directors took into consideration the fact that the acquisitions will be subject to market conditions, with no speculative purposes, based on publicly available information and according to applicable regulations, as indicated by Mr. Sarmiento Angulo in his request.

Bogotá D.C., November 28th, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel